SEC FILE NUMBER: 000-30382
                                                   CUSIP NUMBER: 23804Q-10-2

                          UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C. 20549

                           FORM 12b-25

                   NOTIFICATION OF LATE FILING

(Check One):  [ ] Form 10-K and Form 10-KSB  [ ] Form 11-K    [ ] Form 20-F
              [x] Form 10-Q and Form 10-QSB  [ ] Form N-SAR


              For Period Ended: JUNE 30, 2004

              [  ] Transition Report on Form 10-K
              [  ] Transition Report on Form 20-F
              [  ] Transition Report on Form 11-K
              [  ] Transition Report on Form 10-Q
              [  ] Transition Report on Form N-SAR
              For the Transition Period Ended: ________________________


     Read Attached Instruction Sheet Before Preparing Form.
                      Please Print or Type.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


PART I - REGISTRANT INFORMATION


  DATALOGIC INTERNATIONAL, INC.
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  Full Name of Registrant


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  Former Name if Applicable

  18301 Von Karman Ave, Suite 250
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  Address of Principal Executive Office (Street and Number)

  Irvine, CA 92612
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  City, State and Zip Code


PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)


      (a) The reasons described in reasonable detail in Part III of this Form could not be eliminated without unreasonable effort or expense;

[x]   (b)  The subject annual report, semi-annual report; transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

      (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets If Needed)

We have been unable to timely compile the information that is required to be disclosed in its Second Quarter Report on Form 10QSB because management has been required to expend significant management time in the operation of the company.

Contributing to the delay was the determination of proper accounting for the funding we received from the Laurus financing, which occurred near the end of the second quarter. Another factor contributing to our delay includes the inability to obtain information from necessary third parties.

The delay in compiling the information necessary to file on schedule could not have been eliminated without unreasonable effort or expense.


PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

        Khanh Nguyen                (949)           260-0120
      -------------------------  ----------    -------------------
            (Name)               (Area Code)    (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports)
      been filed?  If answer is no, identify report(s).     [x] Yes   [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject
      report or portion thereof?                            [ ] Yes   [X] No

      If so, attach an explanation of the anticipated change, both Narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.



                  DATALOGIC INTERNATIONAL, INC.
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           (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date August 16, 2004    By  /s/ Khanh Nguyen
     ---------------      ---------------------------------------------
                          President

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.


                            ATTENTION



Intentional Misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).